Filed Pursuant to Rule 424(b)(3)

Securities Act File No. 333-271529

CION ARES DIVERSIFIED CREDIT FUND

Supplement dated August 27, 2026

To

Prospectuses for Class A Shares, Class C Shares,
Class I Shares, Class L Shares, Class U Shares, Class U-2 Shares
and Class W Shares, each dated April 30, 2026, as supplemented to date

(each a “Prospectus” and collectively, the “Prospectuses”)

This prospectus supplement (“Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying Prospectuses of CION Ares Diversified Credit Fund (the “Fund”). This Supplement is part of, and should be read in conjunction with, the Prospectuses. Unless otherwise indicated, all other information included in the Prospectuses that is not inconsistent with the information set forth in this Supplement remains unchanged. The Prospectuses have been filed with the U.S. Securities and Exchange Commission and are available free of charge at www.sec.gov or by calling (888) 729-4266. Capitalized terms used in this Supplement have the same meanings as in the Prospectuses, unless otherwise stated herein.

On August 26, 2026, the Fund entered into an agreement to amend the State Street Credit Facility. The amendment, among other things, (i) increased the total commitment under the State Street Credit Facility from $300 million to $450 million; (ii) extended the State Street Credit Facility’s stated maturity date from August 31, 2026 to July 31, 2028; (iii) adjusted the interest rate charged on the State Street Credit Facility from an applicable SOFR plus an applicable spread of 1.25% (as defined in the documents governing the State Street Credit Facility) to an applicable SOFR plus an applicable spread of 1.35%; and (iv) modified certain concentration limits.

Accordingly, effective immediately, the following change is made to the Fund’s Prospectuses:

The discussion of the State Street Credit Facility in the sub-section of each Prospectus entitled “Types of Investments and Related Risks—Risks Associated with the Use of Leverage” is hereby replaced in its entirety with the following:

State Street Credit Facility. The Fund is a party to a senior secured revolving credit facility (as amended, the “State Street Credit Facility”), that allows the Fund to borrow up to $450 million at any one time outstanding (the “Aggregate State Street Commitment Amount”). The State Street Credit Facility’s stated maturity date is July 31, 2028. Under the State Street Credit Facility, the Fund is required to comply with various covenants, reporting requirements and other customary requirements for similar revolving credit facilities (which are subject to certain limitations and exceptions), including, without limitation, covenants related to: (a) limitations on the incurrence of additional indebtedness, including additional MRP Shares, and liens, (b) limitations on certain restricted payments, (c) maintaining a ratio of total assets (less total liabilities other than senior securities representing indebtedness) to senior securities representing indebtedness plus the involuntary liquidation preference of the MRP Shares of the Fund and its consolidated subsidiaries (subject to certain exceptions) of not less than 2:1 and (d) maintaining a ratio of total assets (less total liabilities other than senior securities representing indebtedness) of the Fund to outstanding and requested loans of not less than 3:1.

As of June 30, 2026, there was $231.88 million outstanding under the State Street Credit Facility. The interest rate currently charged on the State Street Credit Facility is based on an applicable SOFR plus an applicable spread of 1.35%. In addition to the stated interest expense on the State Street Credit Facility, the Fund is required to pay (a) prior to, but excluding, February 22, 2027, a commitment fee of 0.25% and (b) at all other times, (x) in the event that the aggregate outstanding principal balance of all loans equals or exceeds 70% of the Aggregate State Street Commitment Amount, 0.25% per annum on any unused portion of the State Street Credit Facility and (y) in the event that the aggregate outstanding principal balance of all loans is less than 70% of the Aggregate State Street Commitment Amount, 0.30% per annum on any unused portion of the State Street Credit Facility.

Please retain this Supplement with your Prospectus.